December 12, 2011
Via EDGAR and Facsimile (202) 772-9220
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-176265) of Mid-Con Energy Partners, LP, a Delaware limited partnership
Ladies and Gentlemen:
     As representatives of the several underwriters of Mid-Con Energy Partners, LP’s proposed initial public offering of up to 6,210,000 common units representing limited partner interests, we hereby join Mid-Con Energy Partners, LP’s request for acceleration of effectiveness of the above-referenced registration statement to 2:00 p.m. (Washington, D.C. time) on December 14, 2011, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of Mid-Con Energy Partners, LP, dated December 6, 2011, through the date hereof:
Preliminary Prospectus dated December 6, 2011
5,790 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
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Very truly yours,

RBC CAPITAL MARKETS, LLC
RAYMOND JAMES & ASSOCIATES, INC.
WELLS FARGO SECURITIES, LLC

By: RBC CAPITAL MARKETS, LLC

By:	/s/ Kevin Hays
Name:	Kevin Hays
Title:	Director

By: RAYMOND JAMES & ASSOCIATES, INC.

By: Name:	/s/ Mike Ames Mike Ames
Title:	Managing Director

By: WELLS FARGO SECURITIES, LLC

By: Name:	/s/ Elizabeth A. DiChiaro Elizabeth A. DiChiaro
Title:	Managing Director
Signature Page
Acceleration Request Letter